CUSIP No. 87651B-10-4             SCHEDULE 13G              Page 1 of 10


                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION1
                     WASHINGTON, D.C.  20549
                          SCHEDULE 13G
                         (Rule 13d-102)


INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

                        (Amendment No. 1)

                    Taser International, Inc.
                    ------------------------
                        (Name of Issuer)

                 Common Stock, $.00001 par value
                --------------------------------
                 (Title of Class of Securities)

                           87651B-10-4
                          ------------
                         (CUSIP Number)

                        December 31, 2002
                        -----------------
     (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ] Rule 13d-1(b)

          [X] Rule 13d-1(c)

          [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 87651B-10-4             SCHEDULE 13G              Page 2 of 10

 1   Name of Reporting Person                        SONZ PARTNERS, L.P.

     IRS Identification No. of Above Person                   22-2750463

 2   Check the Appropriate Box if a member of a Group            (a) [ ]

                                                                 (b) [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                     California

   NUMBER OF       5    Sole Voting Power                              0
    SHARES
 BENEFICIALLY	   6    Shared Voting Power                       98,100
 OWNED BY EACH
   REPORTING	   7    Sole Dispositive Power                         0
  PERSON WITH
                   8    Shared Dispositive Power                  98,100

 9    Aggregate Amount Beneficially Owned by Each
      Reporting Person						  98,100

 10   Check Box if the Aggregate Amount in Row (9) Excludes
      Certain Shares						     [ ]

 11   Percent of Class Represented by Amount in Row 9               3.5%

 12   Type of Reporting Person                                        PN


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CUSIP No. 87651B-10-4             SCHEDULE 13G              Page 3 of 10

 1   Name of Reporting Person                      PAUL D. SONZ PARTNERS

     IRS Identification No. of Above Person                   68-0189607

 2   Check the Appropriate Box if a member of a Group            (a) [ ]

                                                                 (b) [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                     California

   NUMBER OF       5    Sole Voting Power                              0
    SHARES
 BENEFICIALLY	   6    Shared Voting Power                       98,100
 OWNED BY EACH
   REPORTING	   7    Sole Dispositive Power                         0
  PERSON WITH
                   8    Shared Dispositive Power                  98,100

 9    Aggregate Amount Beneficially Owned by Each
      Reporting Person						  98,100

 10   Check Box if the Aggregate Amount in Row (9) Excludes
      Certain Shares						     [ ]

 11   Percent of Class Represented by Amount in Row 9               3.5%

 12   Type of Reporting Person                                        IA


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CUSIP No. 87651B-10-4             SCHEDULE 13G              Page 4 of 10

 1   Name of Reporting Person                               PAUL D. SONZ

     IRS Identification No. of Above Person

 2   Check the Appropriate Box if a member of a                 (a)  [ ]
     Group
                                                                (b)  [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                  United States

     NUMBER OF       5    Sole Voting Power                              0
       SHARES
    BENEFICIALLY     6    Shared Voting Power                       98,100
    OWNED BY EACH
      REPORTING	     7    Sole Dispositive Power                         0
     PERSON WITH
                     8    Shared Dispositive Power                  98,100

 9    Aggregate Amount Beneficially Owned by Each
      Reporting Person   					    98,100

 10   Check Box if the Aggregate Amount in Row (9) Excludes
      Certain Shares						       [ ]

 11   Percent of Class Represented by Amount in Row 9                 3.5%

 12   Type of Reporting                                                 IN
      Person

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CUSIP No. 87651B-10-4             SCHEDULE 13G              Page 5 of 10

Item 1(a).  Name of Issuer:

          Taser International, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

          7860 East McLain Drive, Suite 2, Scottsdale, AZ  85260.

Item 2(a).  Names of Persons Filing:

          Sonz Partners, L.P., Paul D. Sonz Partners and Paul D.
          Sonz.

Item 2(b).  Address of Principal Business Office or, if none, Residence:

          The business address of each reporting person is 1001
Second Street, Suite 255, Napa, CA  94559.

Item 2(c).  Citizenship:

          Reference is made to Item 4 of the cover pages of this
Schedule 13G, which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:

          Common Stock, $.00001 par value

Item 2(e).  CUSIP Number:

          87651B-10-4

Item 3. Type of Reporting Person.

          Not applicable.

Item 4. Ownership.

          Reference is hereby made to Items 5-9 and 11 of each ofthe cover pages to this Schedule 13G, which Items are incorporated by reference herein.

          Paul D. Sonz and Paul D. Sonz Partners are filing this Schedule 13G because, as General Partner and Managing General Partner, respectively, of the investment partnership by which the securities reflected on Items 5-9 and 11 of each of the cover pages of this Schedule 13G (the "Securities") are held, Paul D. Sonz and Paul D. Sonz Partners have been granted the authority to dispose of and vote such Securities. The investment partnership has the right to receive (or the power to direct the receipt of) dividends received in connection with ownership of the Securities, and the proceeds from the sale of the Securities.

          Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, directors, executive officers, and/or shareholders of the foregoing entities might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

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CUSIP No. 87651B-10-4             SCHEDULE 13G              Page 6 of 10

Item 5. Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More Than Five Percent on Behalf of Another
Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on by the Parent
        Holding Company.

          See Exhibit B attached hereto.

Item 8. Identification and Classification of Members of the
Group.

          Not applicable.

Item 9. Notice of Dissolution of Group.

          Not applicable.


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CUSIP No. 87651B-10-4             SCHEDULE 13G              Page 7 of 10

Item 10.    Certifications.

          By signing below, each of the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            Signature

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 10, 2003        SONZ PARTNERS, L.P.,
                                 By: Paul D. Sonz Partners, its
                                 General Partner

                                     /s/Paul D. Sonz
                                 By: ----------------
                                     Paul D. Sonz
                                 Its:  President


Dated:  February 10, 2003        PAUL D. SONZ PARTNERS

                                     /s/Paul D. Sonz
                                 By: ----------------
                                     Paul D. Sonz
                                 Its:  President


Dated:  February 10, 2003
                                 /s/Paul D. Sonz
                                 ----------------
                                 PAUL D. SONZ



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CUSIP No. 87651B-10-4             SCHEDULE 13G              Page 8 of 10

                          EXHIBIT INDEX

        Exhibit A                            Joint Filing
        Undertaking                         Page 9
        Exhibit B                           Response to Item 7
        Page 10


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CUSIP No. 87651B-10-4             SCHEDULE 13G              Page 9 of 10

			    EXHIBIT A

                    JOINT FILING UNDERTAKING

          The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated:  February 10, 2003        SONZ PARTNERS, L.P.,
                                 By: Paul D. Sonz Partners, its
                                 General Partner

                                     /s/Paul D. Sonz
                                 By: ----------------
                                     Paul D. Sonz
                                 Its:  President


Dated:  February 10, 2003        PAUL D. SONZ PARTNERS

                                     /s/Paul D. Sonz
                                 By: ----------------
                                     Paul D. Sonz
                                 Its:  President


Dated:  February 10, 2003        /s/Paul D. Sonz
                                 ----------------
                                 PAUL D. SONZ



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 CUSIP No. 87651B-10-4             SCHEDULE 13G              Page 10 of 10

                            EXHIBIT B


This Exhibit B is provided in response to Item 7 of this Schedule
13G with respect to Paul D. Sonz and Paul D. Sonz Partners.

          Sonz Partners, L.P.